

September 28, 2010

Via U.S. Mail and Facsimile

Mr. Larry W. Seay
Meritage Homes Corporation
17851 North 85th Street, Suite 300
Scottsdale, AZ 85255

> Re: **Meritage Homes Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2010**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 6, 2010**
> **File No. 001-09977**

Dear Mr. Seay:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jay Ingram
Legal Branch Chief